EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

1

Results of Operations for the Six Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,		Variance
	2023	2022	Amount	%
Revenue	$60,547,274	$42,135,715	$18,411,559	43.7%
Cost of revenues	(58,377,822)	(39,148,005)	19,229,817	49.1%
Gross profit	2,169,452	2,987,710	(818,258)	(27.4%)
Allowance for doubtful debts	(193,932)	(361,847)	(167,915)	(46.4%)
Selling and distribution expenses	(52,146)	(127,345)	(75,199)	(59.1%)
General and administrative expenses	(1,271,111)	(3,113,214)	(1,842,103)	(59.2%)
Income from operations	652,263	(614,696)	1,266,959	206.1%
Change in fair value of derivative liability	2,129,709	-	2,129,709	100.0%
Interest income	751,791	71,814	679,977	946.9%
Interest expense	(302,707)	(122,290)	180,417	147.5%
Amortization of debt issuance costs	(1,476,435)	-	1,476,435	100.0%
Loss from extinguishment	(1,255,942)	-	1,255,942	100.0%
Government grant	1,456,032	-	1,456,032	100.0%
Other income, net	257	81,823	(81,566)	(99.7%)
Income (loss) before income taxes	1,954,968	(583,349)	2,538,317	435.1%
Provision for income taxes	(375,109)	(3,590)	371,519	10,348.7%
Net income (loss)	$1,579,859	($586,939)	$2,166,798	369.2%

2

Revenues

Our revenue derives from the following major product categories: Shiitake, Mu Er, other edible fungi and other agricultural products trading business (for examples, tapioca, corn, cotton and cornstarch).

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$31,472,734	52.0%	-	-	$31,472,734	100.0%
Corn	9,334,913	15.4%	10,209,876	24.2%	(874,963)	(8.6%)
Shiitake	8,841,248	14.6%	10,009,944	23.8%	(1,168,696)	(11.7%)
Mu Er	7,540,236	12.5%	10,854,307	25.8%	(3,314,071)	(30.5%)
Cotton	1,893,711	3.1%	10,283,106	24.4%	(8,389,395)	(81.6%)
Cornstarch	1,354,432	2.2%	-	-	1,354,432	100.0%
Other edible fungi	110,000	0.2%	778,482	1.8%	(668,482)	(85.9%)
Total	$60,547,274	100.0%	$42,135,715	100.0%	$18,411,559	43.7%

Total revenues for the six months ended March 31, 2023 increased by $18.4 million, or 43.7%, to $60.6 million from $42.1 million for the same period of the prior fiscal year.

The trading of agriculture products (i.e. tapioca, corn, cotton and cornstarch) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply and there is no pattern of such agriculture product trading.

Revenue from sales of tapioca increased by $31.5 million, or 100%, to $31.5 million for the six months ended March 31, 2023 from nil for the same period of last year. The increase was mainly attributable to trading of tapioca for the six months ended March 31, 2023, while no such trading for the same period of last year.

Revenue from sales of corn decreased by $0.9 million, or 8.6%, to $9.3 million for the six months ended March 31, 2023 from $10.2 million for the same period of last year. The decrease was mainly attributable to the decrease in trading volume for the six months ended March 31, 2023 as compared to the same period of last year.

Revenue from sales of Shiitake decreased by $1.2 million, or 11.7%, to $8.8 million for the six months ended March 31, 2023 from $10.0 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of Shiitake which resulted in a decrease of customer orders.

Revenue from sales of Mu Er decreased by $3.3 million, or 30.5%, to $7.5 million for the six months ended March 31, 2023 from $10.8 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of Mu Er which resulted in a decrease of customer orders.

Revenue from sales of cotton decreased by $8.4 million, or 81.6%, to $1.9 million for the six months ended March 31, 2023 from $10.3 million for the same period of last year. The decrease was mainly attributable to the decrease in trading volume for the six months ended March 31, 2023 as compared to the same period of last year.

Revenue from sales of cornstarch increased by $1.4 million, or 100%, to $1.4 million for the six months ended March 31, 2023 from nil for the same period of last year. The increase was mainly attributable to trading of cornstarch for the six months ended March 31, 2023, while no such trading for the same period of last year.

Revenue from sales of other edible fungi decreased by $0.7 million, or 85.9%, to $0.1 million for the six months ended March 31, 2023 from $0.8 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of other edible fungi which resulted in a decrease of customer orders.

3

Cost of Revenues

The following table sets forth the breakdown of the Company’s cost of revenue for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$31,429,259	53.9%	-	-	$31,429,259	100.0%
Corn	9,339,971	16.0%	10,085,670	25.8%	(745,699)	(7.4%)
Shiitake	7,737,300	13.3%	8,709,035	22.2%	(971,735)	(11.2%)
Mu Er	6,543,436	11.2%	9,458,565	24.2%	(2,915,129)	(30.8%)
Cotton	1,891,164	3.2%	10,191,194	26.0%	(8,300,030)	(81.4%)
Cornstarch	1,352,802	2.3%	-	-	1,352,802	100.0%
Other edible fungi	83,890	0.1%	703,540	1.8%	(619,650)	(88.1%)
Total	$58,377,822	100.0%	$39,148,004	100.0%	$19,229,818	49.1%

Cost of revenues increased by $19.2 million, or 49.1%, to $58.4 million for the six months ended March 31, 2023 from $39.1 million for the same period of last year. As illustrated in the table above, the increase was mainly attributed by the cost of revenue associated with trading of tapioca and cornstarch, partially offset by the decrease in the cost of revenue associated with trading of cotton and the decrease in sales volume of Mu Er.

4

Gross Profit

The following table sets forth the breakdown of gross profit for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,				Variance
	2023	%	2022	%	Amount	%
Tapioca	43,475	1.9%	-	-	43,475	100.0%
Corn	(5,058)	(0.2%)	124,206	4.2%	(129,264)	(104.1%)
Shiitake	1,103,948	50.9%	1,300,909	43.5%	(196,961)	(15.1%)
Mu Er	996,800	45.9%	1,395,742	46.7%	(398,942)	(28.6%)
Cotton	2,547	0.1%	91,912	3.1%	(89,365)	(97.2%)
Cornstarch	1,630	0.1%	-	-	1,630	100.0%
Other edible fungi	26,110	1.2%	74,942	2.5%	(48,832)	(65.2%)
Total	2,169,452	99.9%	2,987,711	100.0%	(818,259)	(27.4%)

Overall gross profit decreased by $0.8 million, or 27.4%, to $2.1 million for the six months ended March 31, 2023 from $3.0 million for the same period of fiscal 2022. The decreased gross profit was the result of product mix for the six months ended March 31, 2023, as compared to the prior year period.

Allowance for doubtful debts and inventory

Allowance for doubtful debts and inventory decreased by $0.2 million, or 46.4%, to $0.2 million for the six months ended March 31, 2023 from $0.4 million for the same period of last year, primarily due to the decrease in ageing of certain accounts receivable and inventory.

Selling and distribution expenses

Selling and distribution expenses decreased by $0.1 million, or 59.1%, to $52,146 for the six months ended March 31, 2023 from $0.12 million for the same period of last year. The decrease was primarily due to a decrease in shipping expenses by $0.1 million when comparing with the same period of last year. The trading of agricultural products, such as tapioca, corn, cotton and cornstarch, do not incur shipping expenses as the transactions of agricultural products are completed by the transfer of rights of those agricultural products to the buyers. Also, the decrease in shipping expenses was due to a new customer willing to absorb shipping expenses incurred during a rush Chinese New Year order. Additionally, certain shipping agents provided discount on shipping charges.

General and administrative expenses

General and administrative expenses decreased by $1.8 million, or 59.2%, to $1.3 million for the six months ended March 31, 2023 from $3.1 million for the same period of last year. The decrease was primarily attributable to the share-based compensation expenses of $2.0 million arising from restricted shares granted to certain employees for the six months ended March 31, 2022, while no such share-based compensation expenses for the six months ended March 31, 2023.

5

Interest income

Interest income increased by $0.7 million, or 946.9%, to $0.8 million for the six months ended March 31, 2023 from $71,814 for the same period of last year. The increase was mainly attributed to 6.5% per annum interest earned on a deposit of RMB50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to acquire a 15.97% equity interest in Shanghai Jiaoda Onlly Co., Ltd. from four third parties for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment  and  transfer the right to the equity investment under the framework agreement to a third party as a result of a change in the Company’s business strategy. Until the purchase price is paid by that third party and the Company’s deposit payment is returned by the seller, the Company has charged and expects to continue to charge that third party with an interest of 6.5% per annum on the deposit paid to the sellers.

Interest expense

Interest expense increased by $0.2 million, 147.5%, to $0.3 million for the six months ended March 31, 2023 from $0.1 million for the same period of last year. The increase in interest expense was primarily attributable to the higher average loan balances for the six months ended March 31, 2023 as compared to the same period of last year.

Amortization of debt issuance costs

Amortization of debt issuance costs increased by $1.5 million, or 100%, to $1.5 million for the six months ended March 31, 2023 from nil for the same period of last year. On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. The debt discount was amortized over the term of the convertible promissory note and, for the six months ended March 31, 2023, the Company recorded amortization of debt issuance cost of $2.2 million in other expenses.

Loss on extinguishment

Subsequent to September 30, 2022, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company has determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor; and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12. Loss on extinguishment was a result of setting a floor price for the convertible promissory note.

Government grant

Government grant increased by $1.5 million, or 100%, to $1.5 million for the six months ended March 31, 2023 from nil for the same period of last year. Government grant was received from district government in respect of fund raised from capital market for the six months ended March 31, 2023.

Provision for income taxes

For the six months ended March 31, 2023 and 2022, our income tax expense was $0.4 million and $3,590, respectively. The income tax expenses for the six months ended March 31, 2023 and 2022 were as a result of certain PRC subsidiaries that have taxable income from operations.

Net income

As a result of the factors described above, our net income was $1.6 million for the six months ended March 31, 2023, an increase of $2.2 million from net loss of $0.6 million for the same period of last year.

6

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividends or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of March 31, 2023 and September 30, 2022, we had cash of $69.4 million and $41.2 million, respectively. Total current assets as of March 31, 2023 amounted to $156.6 million, an increase of $3.3 million compared to $153.3 million at September 30, 2022. The increase of current assets was mainly attributable to the increase in accounts receivable and advances to suppliers. Current liabilities amounted to $11.9 million at March 31, 2023, in comparison to $8.3 million at September 30, 2022. The increase of current liabilities was mainly attributable to issuance of convertible promissory notes and short-term loans obtained.

Although management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered the historical experience, the economy, trends in the agricultural product industry, the expected collectability of accounts receivable and the realization of the inventories as of March 31, 2023. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in our plan. There are a number of factors that could potentially arise which might result in shortfalls to what is anticipated, such as the demand for our products, economic conditions, the competition in the industry, and our bank and suppliers being able to provide continued support. If the future cash flow from operations and other capital resources is insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital, or refinance all or a portion of our debt.

Indebtedness. As of March 31, 2023, we have $1.5 million short-term loans, $1.8 million long-term loans and $6.2 million convertible promissory notes. Beside these indebtedness, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of March 31, 2023 amounted to $144.7 million, compared to $145.0 million as of September 30, 2022.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. We have established effective collection procedures of our accounts receivable, and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

7

Cash flows

The following table provides detailed information about our net cash flows for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,
	2023	2022
Net cash (used in) provided by operating activities	($11,304,115)	$6,374,344
Net cash provided by (used in) investing activities	36,326,277	(52,924,075)
Net cash provided by financing activities	1,331,253	5,895,519
Effect of exchange rate changes on cash	1,837,247	(3,335,361)
Net increase (decrease) in cash	28,190,660	(43,989,573)
Cash, beginning of period	41,166,331	59,262,514
Cash, end of period	$69,356,991	$15,272,941

Operating Activities

Net cash used in operating activities was $11.3 million for the six months ended March 31, 2023, as compared to net cash provided by operating activities of $6.4 million for the six months ended March 31, 2022, which mainly consisted of (i) an increase of $10.4 million in accounts receivable due to higher sales; and (ii) an increase of $8.5 million in advances to suppliers for purchasing raw materials in anticipation of sales orders, the decrease was partially offset by (i) a decrease of $3.6 million in notes receivables due to collections and (ii) amortization of debt issuance costs of $1.5 million.

Investing Activities

For the six months ended March 31, 2023, net cash provided by investing activities amounted to $36.3 million as compared to net cash used in investing activities of $52.9 million for the same period of 2022, which mainly consisted of (i) collection of $35.9 million short-term deposits due to maturity; and (ii) collection of $7.6 million from the prepayment for an investment due to cancellation; partially offset by long term investment $7.1 million.

Financing Activities

Net cash provided by financing activities amounted to $1.3 million for the six months ended March 31, 2023, as compared to net cash provided by financing activities of $5.9 million for the same period in 2022, which mainly consisted of net borrowing of $1.3 million from loans.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of March 31, 2023:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Short-term bank loans	$1,456,113	$1,456,113	-	-	-
Long-term bank loans	1,757,060	1,580,263	176,797	-	-
Operating lease obligations	856,718	64,221	125,243	315,447	351,807
Total	$4,069,891	$3,100,597	$302,040	$315,447	$351,807

8